Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-219332

Investment Company Act File No. 811-22963

ICAPITAL KKR PRIVATE MARKETS FUND

(formerly known as the Altegris KKR Commitments Master Fund)

(the “Fund”)

Supplement dated February 16, 2021 to the

Prospectus and Statement of Additional Information (the “SAI”), dated August 3, 2020

IMPORTANT ANNOUNCEMENT

On November 9, 2020, the Board of Trustees (the “Board”) of Altegris KKR Commitments Master Fund (the “Fund”) approved a new investment advisory agreement between iCapital Registered Fund Adviser LLC (“iCapital RF Adviser”), an affiliate of Institutional Capital Network, Inc. (“iCapital Network”), and the Fund (the “New Advisory Agreement”). On November 9, 2020, the Board also approved a new investment sub-advisory agreement between iCapital RF Adviser and StepStone Group LP (the “New Sub-Advisory Agreement”) and a new Distribution Agreement with iCapital Securities, LLC (“iCapital Securities”), a registered broker/dealer affiliate of iCapital Network (the “New Distribution Agreement”), to serve as the Fund’s new distributor. Each of the New Advisory Agreement and the New Sub-Advisory Agreement was subsequently approved by the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) entitled to vote at a special meeting of Fund shareholders on January 29, 2021 (the “Special Meeting”). Following the approval of the New Advisory Agreement and New Sub-Advisory Agreement at the Special Meeting, iCapital RF Adviser replaced Altegris Advisors, LLC as the Fund’s investment adviser, StepStone continues to serve as the Fund’s sub-adviser, the Fund entered into the New Distribution Agreement with iCapital Securities, and the Fund’s name was changed to iCapital KKR Private Markets Fund.

At the Special Meeting, the shareholders also elected Nick Veronis as an Interested Trustee of the Fund. Following the Special Meeting, Matthew Osborne resigned as an Interested Trustee of the Fund. Officers associated with Altegris Advisors, LLC have also resigned and the Board has appointed certain new officers associated with iCapital RF Adviser.

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Accordingly, effective immediately, the Fund’s Prospectus and SAI are revised as follows:

1.	All specific references to Altegris Advisors, L.L.C., in its capacity as the investment adviser to the Fund are replaced with iCapital Registered Fund Adviser LLC.

2.	All specific references to Altegris Investments, L.L.C., in its capacity as the distributor of the Fund’s shares, are replaced with iCapital Securities, LLC.

3.	All references to the Fund’s and Adviser’s address are updated to 60 East 42nd Street, New York, New York 10165.

4.	All references to Altegris KKR Commitments Master Fund are replaced with iCapital KKR Private Markets Fund.

5.	The first two paragraphs of the section of the Prospectus entitled “The Adviser and Sub-Adviser” are hereby replaced with the following:

iCapital Registered Fund Adviser LLC serves as the Fund’s investment adviser and StepStone Group LP serves as the Fund’s sub-adviser.

The Adviser, a registered investment adviser, is an indirect subsidiary of Institutional Capital Network, Inc. (“iCapital Network”). iCapital Network is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s shares. The Adviser is a newly created Delaware limited liability company formed in 2020 that provides advisory services to the Fund, which is its only client. As of June 30, 2020, iCapital Network had platform assets of $52.3 billion. KKR IKPMF Alternative Holdings LLC, a wholly owned subsidiary of Kohlberg Kravis Roberts & Co. (together with its affiliates, “KKR”), a leading global investment firm, capitalized and owns economically less than 25% of the Adviser, and iCapital RFA Holding LLC (“iCapital RFA Holding”), a wholly owned subsidiary of iCapital Network, capitalized and owns more than 75% of the Adviser. iCapital RFA Holding is solely responsible for the management and day to day operations of the Adviser and holds one hundred percent of its voting interests.

6.	The last paragraph of the section of the Prospectus entitled “The Adviser and Sub-Adviser” is hereby replaced with the following:

The Adviser has entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with the Sub-Adviser that had an initial term expiring two years after its effective date. Thereafter, the Sub-Advisory Agreement will continue in effect from year to year if its continuation is approved annually by the Board of Trustees. The Board, the Adviser or the Fund’s Shareholders, may terminate the Sub-Advisory Agreement on 60 days’ prior written notice to the Sub-Adviser.

The shareholders of the Fund at a special meeting held on January 29, 2021, approved the employment of a “manager of managers” structure by the Fund, subject to receipt of appropriate SEC exemptive relief. Under such a structure, the Adviser and the Fund could enter into and materially amend investment sub-advisory agreements with unaffiliated sub-advisers and wholly-owned sub-advisers with the approval of the Board, without the expense and possible delay of seeking shareholder approval through a proxy and special shareholder meeting.

7.	The section of the Prospectus entitled “Risk Factors” is revised by adding the following:

KKR personnel have no role in the Adviser’s investment process. Because the Fund allocates assets primarily to private equity investment funds and other investment funds sponsored by or affiliated with KKR, KKR’s substantial economic interest in the Adviser may create an incentive for the Adviser to favor the interests of KKR over the interests of the Fund in the assessment and selection of underlying funds, the negotiation of terms, and the exercise of the Fund’s rights in the underlying funds associated with KKR. iCapital Network and/or its affiliates may advise and/or administer funds that may invest in other funds advised by KKR or which have other relationships with KKR, which may also give rise to a conflict of interest. The Adviser’s investment controls, policies and procedures, and the role of StepStone, as the lead party in the process of selecting, negotiating terms with, and managing investments in underlying funds, may help to mitigate these potential conflict of interests.

8.	The section of the Prospectus entitled “Conflicts of Interest” is hereby replaced with the following:

The Advisers, the Investment Managers and their respective affiliates may conduct investment activities for their own accounts and other accounts they manage that may give rise to conflicts of interest that may be disadvantageous to the Fund. Additionally, certain Investment Managers may face conflicts of interests stemming from their affiliation with KKR. Although KKR will have no rights to make any investment decisions on behalf of the Advisers, KKR is expected to provide certain non-investment related services to the Advisers for the benefit of the Advisers and/or the Fund. Such services may include making appropriate personnel available for presentations, providing information for the Fund to prepare its tax reporting, providing administrative support in connection with commitments to or sales of KKR investment funds and such other functions as agreed to from time to time. An affiliate of KKR is also expected to provide certain marketing support services to the Fund. Such services may include marketing the Fund across wire-houses, private banks, regional broker-dealers and independent wealth firms. See “Conflicts of Interest.”

9.	The section of the Prospectus entitled “Management of the Fund—Management Team” are hereby replaced with the following:

The personnel of the Advisers responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Advisers and their personnel maintain relationships with a large number of managers. The Advisers believe that, as a result of these contacts, the Fund should have access to a large number of Investment Funds from which to select.

The portfolio manager who has primary responsibility for management of the Fund is Nick Veronis:

Nick Veronis

Nick Veronis is Co-Founder and Managing Partner of iCapital Network, where he oversees Research and Due Diligence. Mr. Veronis spent 11 years at Veronis Suhler Stevenson (“VSS”), a middle-market private equity firm where he was a Managing Director responsible for originating and structuring investment opportunities. At VSS, he specialized in the business information services sector and helped spearhead the firm’s investment strategy in the financial software and data sector, including its investment in Ipreo. Mr. Veronis was previously an operating advisor to Atlas Advisors, an independent investment bank based in New York. He began his career as a financial journalist for The Boston Business Journal, was a reporter for The Star-Ledger, and a Senior Associate in the New Media Division of Newhouse Newspapers. Mr. Veronis holds a BA in economics from Trinity College and FINRA Series 7, 79, and 63 licenses.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Shares in the Fund.

10.	The first paragraph of the section of the Prospectus entitled “Conflicts of Interest—KKR” is hereby replaced with the following:

Because the Fund proposes to allocate assets to private equity Investment Funds and other Investment Funds sponsored by or affiliated with KKR, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which KKR and its affiliates are engaged. Additionally, certain Investment Managers may face conflicts of interests stemming from their affiliation with KKR. Although KKR will have no rights to make any investment decisions on behalf of the Advisers, KKR is expected to provide certain non-investment related services to the Advisers for the benefit of the Advisers and/or the Fund. Such services may include making appropriate personnel available for presentations, providing information for the Fund to prepare its tax reporting, providing administrative support in connection with commitments to or sales of KKR investment funds and such other functions as agreed to from time to time. An affiliate of KKR is also expected to provide certain marketing support services to the Fund. Such services may include marketing the Fund across wire-houses, private banks, regional broker-dealers and independent wealth firms. Such KKR affiliate will not act as an “underwriter” or “principal underwriter” of the Fund’s securities, as those terms are defined in the 1940 Act.

11.	The table under the “Management of the Fund—Interested Trustee” section of the SAI is hereby replaced with the following:

Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/ Directorships Held Outside the Fund Complex**
Interested Trustee
Nick Veronis (56) One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee and President	Indefinite Length – Since 2021	Co-Founder and Managing Partner of iCapital Network	1	None

12.

The table under “Management of the Fund—Officers” section of the SAI is hereby revised to remove the reference to Matthew C. Osborne, Elizabeth Strong, Erik Naviloff, and Kamal Jafarnia, and to add the following:

Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years
Kyle Hartley (52) c/o iCapital KKR Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Treasurer and Principal Financial Officer	Indefinite Length – Since 2021	Managing Director and Head of Hedge Fund Finance and Operations, Institutional Capital Networks Inc (since 2017) and CFO and COO of Lone Star Value Management (2013-2017)

Stephen Jacobs (59) c/o iCapital KKR Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Secretary	Indefinite Length – Since 2021	General Counsel, Institutional Capital Networks Inc (since 2019) and Chief Operating Partner and Co-Chair of the Corporate Department, Herrick Feinstein LLP (2016-2019)

13.	The “Dollar Range of Equity Securities in the Fund” table under the “Management” section of the SAI is hereby replaced with the following:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent:
Mark Garbin	None	None
Mark D. Gersten	$50,001-$100,000	$50,001-$100,000
Neil M. Kaufman	None	None
Anita K. Krug	None	None
Interested:
Nick Veronis	None	None

14.	The last sentence of the second paragraph of the “Management of the Fund—Experience, Qualifications and Attributes” section of the SAI is hereby replaced with the following:

Nick Veronis has extensive experience in the asset management and investment banking industries.

15.	The table under the “Compensation” section of the SAI is hereby replaced with the following:

COMPENSATION

Name of Independent Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex Paid to Trustees(1)
Independent:
Mark Garbin	$28,500	$28,500
Mark D. Gersten	$33,500	$33,500
Neil M. Kaufman	$32,500	$32,500
Anita K. Krug	$28,500	$28,500
Name of Interested Trustee
Nick Veronis	None	None

16.	The table under the “Other Accounts Managed by the Portfolio Managers” section of the SAI is hereby replaced with the following:

Nick Veronis	Number of Accounts	Total Assets in Accounts ($ million)	Number of Accounts Subject to A Performance- Based Advisory Fee	Total Assets in Accounts Subject to A Performance- Based Advisory Fee ($ million)
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	119	$10,421	0	N/A
Other Accounts	0	N/A	0	N/A

17.	The table under the “Securities Ownership of Portfolio Managers” section of the SAI is hereby replaced with the following:

Nick Veronis	None

18.	The section of the SAI entitled “Portfolio Manager Compensation Structure” section of the SAI is hereby replaced with the following:

For services as a portfolio manager to the Fund, Nick Veronis receives a salary from the Adviser. Mr. Veronis also has an equity interest in a privately-held entity that directly or indirectly controls the Adviser and its affiliates, and will receive compensation from that entity based upon the future profitability of the Adviser and its affiliates. Mr. Veronis may also receive from the privately-held entity that directly or indirectly controls the Adviser and its affiliates discretionary bonuses and other discretionary compensation in connection with his role as a senior executive of the firm.

Please retain this supplement for future reference.